Mail Stop 4561

March 20, 2007

J. Downey Bridgwater
Chairman, President and Chief Executive Officer
Sterling Bancshares, Inc.
2550 North Loop West, Suite 600
Houston, Texas 77092

> **Re:** **Sterling Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-20750**

Dear Mr. Bridgwater:

We have limited our review of your filing to the issues we have addressed in our comments. In response to our comments, please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page F-6

1. We note the significance of total loans sold from your held for investment portfolio compared to loans identified as held for sale and sold in 2006 and 2005. Please address the following comments:

   a) Please revise to disclose how your policy for identifying loans as held for investment and held for sale consistent with paragraph 8a of SOP 01-6 and paragraphs 4 and 6 of SFAS 65.

      b) Please revise to disclose the facts and circumstances resulting in the sale of loans held for investment.

      c) Please revise to disaggregate the reported gain/loss on loan sales in the statements of cash flows to separately disclose the amounts related to loans held for investment and loans held for sale.

Note 12 - Derivative Financial Instruments, page F-24

2. We note you entered into an interest rate swap in June 2003 that is designated as a fair-value hedge that qualifies for the "short-cut" method of accounting. Please tell us:

- the nature and terms of the interest rate swap and the hedged item;
- if the hedged item is trust preferred securities, please indicate if there is a deferral option; and,
- how you determined the transaction met the criteria of paragraph 68 of SFAS 133 to qualify for the short-cut method of accounting.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3851 if you have questions regarding comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant